Exhibit 3.1

On March 3, 2021, The Sherwin-Williams Company (the “Company”), with the prior approval of its Board of Directors, filed an amendment (the “Amendment”) to its Amended and Restated Articles of Incorporation (the “Articles”) with the Secretary of State for the State of Ohio. The Amendment, which became effective upon filing, amended and restated the first sentence of Article Fourth of the Articles to read in its entirety as follows:

“The number of shares which the Company is authorized to have outstanding is 930,000,000 consisting of 30,000,000 shares of Serial Preferred Stock without par value (hereinafter called “Serial Preferred Stock”) and 900,000,000 shares of Common Stock, par value $0.33-1/3 each (hereinafter called “Common Stock”).”